Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated June 10, 2009	Registration Statement No. 333-152631

European Investment Bank

USD 1,000,000,000 3.125% Notes due 2014

Final Term Sheet

Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Currency/Size:
USD 1,000,000,000.  The notes offered under this free writing prospectus will have the same terms (other than inter alia the price to public and issue date), form part of the same series and trade freely with the notes issued on June 4, 2009

Settlement:	16 June 2009
Maturity:	4 June 2014
Interest Payment Dates:	4 June, 4 December
Coupon:	3.125% (semi-annual)
Reoffer:	97.727% plus accrued interest
Yield:	3.629%
Benchmark:	UST 5yr 2.25% May 2014
Spread:	+73 bps
Denominations:	USD 1,000, 10,000, 100,000
Lead:	CS
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015708000550/form-sb.htm

Recent Development:  The Audit Committee of the European Investment Bank with the consent of the Management Committee designated KPMG Audit S.à.r.l., independent registered public accounting firm, as external auditors for the fiscal year ending December 31, 2009. The selection is the result of a competitive process.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-800-221-1037.